July 1, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds, Assistant Director
Pamela Howell, Staff Attorney
Erin Wilson, Staff Attorney

Re:	Carter’s, Inc.
Registration Statement on Form S-4 (File No. 333-194896)
Filed on March 28, 2014

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The William Carter Company (the “Issuer”), hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will be declared effective by 3 p.m. Eastern Daylight Time on July 2, 2014 or as soon as possible thereafter.

The Issuer acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, in connection with our request for acceleration, we acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	it is the staff’s position that the Issuer may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Joel Freedman of Ropes & Gray LLP at 617-951-7309 as soon as the Registration Statement has been declared effective.

Very truly yours, Carter’s, Inc. The William Carter Company

By:	/s/ Michael Wu
Name: Title:	Michael Wu Senior Vice President, General Counsel & Secretary

Phipps Tower, 3438 Peachtree Street NE, Suite 1800, Atlanta, GA 30326, (678) 791-1000